UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                   Pursuant to Section 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                           For the month of: July 2005

                         Commission File Number: 1-8139

                           Zarlink Semiconductor Inc.
                              (Name of Registrant)

                                 400 March Road
                         Ottawa, Ontario, Canada K2K 3H4
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F |X|        Form 40-F |_|


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes |_|              No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

On July 21, 2005 Zarlink Semiconductor Inc. issued a press release announcing its financial results for the first quarter ended June 24, 2005. A copy of the press release is being furnished as Exhibit 99.1 to this report and incorporated herein by reference.

A supplementary schedule to the press release contains disclosure of total cash assets (comprised of cash, cash equivalents, short-term investments and restricted cash). The combination of cash, cash equivalents, short-term investments and restricted cash is not a measure of cash or cash flow calculated in accordance with accounting principles generally accepted in the United States
(GAAP). The supplementary schedule contains a detailed reconciliation of Zarlink's calculation of total cash assets. Zarlink believes that this supplementary measure allows it to more effectively manage its total cash assets. However, this measure of cash, cash equivalents, short-term investments and restricted cash combined does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures prescribed by other companies. This measure should not be considered as a substitute or alternative for Zarlink's consolidated statement of cash flows.

Exhibit No.           Description
-----------           -----------
   99.1               Press release dated July 21, 2005

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      Zarlink Semiconductor Inc.

Dated: July 21, 2005                  By:  /s/ Scott Milligan
                                           ------------------------------------
                                           Scott Milligan
                                           Senior Vice President of Finance and
                                           Chief Financial Officer